December 31, 2019

Division of Corporation Finance Office of Life Sciences Attn: Chris Edwards & Mary Beth Breslin Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated December 30, 2019, regarding
Aytu BioScience, Inc.
Registration Statement on Form S-3
Filed December 17, 2019
Amendment No. 1 to the Registration Statement on Form S-3
Filed December 20, 2019
File No. 333-235548

Dear Sir/Madam:

This letter responds to the staff’s comments set forth in the December 30, 2019 letter regarding the above-referenced Registration Statement on Form S-3 filed December 17, 2019 and Amendment No. 1 to the Registration Statement on Form S-3 filed December 20, 2019. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Amendment No. 1 to the Registration Statement on Form S-3

Documents Incorporated by Reference, page 18

Staff Comment No. 1.

Please revise the incorporation by reference section to include the Form 8-K filings made on August 2, 2019, September 18, 2019, December 2, 2019 and December 11, 2019.

Division of Corporation Finance

December 31, 2019

Aytu BioScience, Inc.’s Response:

We have revised the incorporation by reference section in Amendment No. 2 to the Registration Statement on Form S-3 to include the Current Reports on Form 8-K filed on August 2, 2019, September 18, 2019, December 2, 2019 and December 11, 2019.

General

Staff Comment No. 2.

We note that your forum selection provision in Section 8 of your Amended and Restated Bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Aytu BioScience, Inc.’s Response:

We respectfullyadvise the Staff that the our forum selection provision follows established Delaware case law and legislation. Accordingly, this provision is not intended to apply to claims arising under the Securities Act of 1933, as amended, and/or the Securities Exchange Act of 1934, as amended. In response to the Staff’s comment, we agree that we will include in our future filings, the following risk factor disclosure:

“Our Amended and Restated Bylaws provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain litigation that may be initiated by our stockholders, including claims under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Division of Corporation Finance

December 31, 2019

Our Amended and Restated Bylaws provides that the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition. Notwithstanding the foregoing, the exclusive provision shall not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or the respective rules and regulations promulgated thereunder.”

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned or Anthony W. Epps of Dorsey & Whitney LLP at (303) 352-1109.

Sincerely,
Aytu BioScience, Inc.

Josh R. Disbrow
Chief Executive Officer

cc:     Anthony W. Epps, Dorsey & Whitney LLP